Oracle Health, Inc.

910 Woodbridge Court

Safety Harbor, FL 34695

December 11, 2020

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deanna Virginio

Re:	Oracle Health, Inc.

Offering Statement on Form 1-A

Filed October 29, 2020

File No. 024-11356

Dear Ms. Virginio,

We hereby submit the responses of Oracle Health, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 25, 2020, providing the Staff’s comments with respect to the Company’s offering statement on Form 1-A (the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment”), and the Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Coverpage

1.	We note that that the product you are developing appears to be a monitoring device and does not appear to administer a drug or have a therapeutic component. Accordingly, please revise the cover page and the Summary disclosure on page 1 to remove statements concerning prevention of heart-related hospitalizations or, alternatively, provide appropriate context concerning the role that your future product might play to prevent such hospitalizations.

Response: We have revised the cover page and the Summary disclosure on page 1 of the Offering Statement Amendment to provide appropriate context concerning the role that we intend that our monitoring device will play to prevent heart failure hospitalizations.

Overview, page 1

2.	We refer to the third paragraph under the heading. Please revise this statement, and other similar ones found throughout the offering circular, which include performance claims and suggest that you have a fully developed, FDA cleared product. In this regard, it is unclear what basis you have to claim that your device allows for monitoring that “feature simplicity, accuracy, high compliance and hospital economics.” We refer to similar statements on page 3 under the heading “Our Competitive Advantages.”

Response: We have revised the above referenced disclosure in the Offering Statement Amendment to clarify that our monitoring device has not yet been approved by the FDA and also to clarify the basis for our competitive advantage claims.

3.	We note your disclosure that you plan to submit a cardiac device to the FDA for a pre- submission review under the 510k framework in the fourth quarter of 2020 or first quarter of 2021. Please revise the summary to highlight briefly the material hurdles in that process including testing, and to disclose the device classification applicable to the device you are developing.

Response: We have revised the summary in the Offering Statement Amendment to address this comment.

4.	We note your disclosure that you plan to launch your cardiac monitoring device as soon as practicable by taking several enumerated steps, including completing patient ready device development. Please revise your disclosure to clarify exactly where your device currently stands in the development process, including with respect to the monitoring device and related software applications, such as the machine learning technology, and which steps it still needs to completed prior to being commercialized. In this regard, we further note your disclosure on pages 39 and F-3 indicating that you have no capital expenditures and that you recorded approximately $2,300 of research and development expenditures from inception through June 30, 2020.

Response: We have revised our disclosure in the Offering Statement Amendment to clarify exactly where our device currently stands in the development process.

5.	With a view to revised disclosure on page 2, please tell us why your disclosure does not identify and discuss Abbott’s Confirm Rx™ insertable cardiac monitor.

Response: We have not identified or discussed the Abbott’s Confirm RX monitoring device because we do not believe it directly competes with our monitor. Although this and similar devices continuously monitor heart arrythmia, our monitoring devise relies on a multi-sensor approach that measures and tracks trending changes in heart performance, including heart rhythms, electrocardiogram (ECG or EKG), and heart and lung sounds and activities.

Risk Factors , page 7

6.	Please include a risk factor discussing the material risks associated with auditor’s explanatory paragraph regarding your ability to continue as a going concern.

Response: We have included a risk factor in the Offering Statement Amendment discussing our ability to continue as a going concern.

Dilution, page 18

7.	We note your disclosure that an investor’s ownership interest in your company could be diluted due to the Company issuing additional shares and that an increase in the number of shares outstanding could result from a stock offering, employees exercising stock options, or by conversion of certain instruments into stock. Please also disclose the specific circumstances under which the Company’s number of shares outstanding will increase and discuss the potential magnitude of the dilution. In this regard, we note that the Company has options outstanding as well as various notes that automatically convert into common equity upon certain triggering events.

Response: In the Offering Statement Amendment, we have provided additional disclosure on the Dilution page relating to this Staff request.

Use of Proceeds, page 23

8.	We note your disclosure that you intend to use the net proceeds from the offering for, among other things, product R&D design and development and animal testing and human feasibility studies. To the extent known, please provide greater specificity regarding the specific studies and the product R&D design and development activities that you expect to complete with such proceeds.

Response: We have provided additional details in the Offering Statement Amendment relating to specific uses of proceeds the offering, to the extend available at this time.

Description of Business

Our Industry, page 25

9.	Please expand your discussion of the chart on page 25 to more clearly explain each of the three therapies and how they were administered to the three classes of cardiac disease patients. Additionally, we note your disclosure that 20% to 44% of symptomatic patients were required to be hospitalized. However, it appears that such percentages instead represent the percentage of hospital admissions associated with each class of cardiac disease based on one million total admissions. Please clarify or revise.

Response: We have expanded our discussion of the chart on page 25 of the Offering Memorandum Amendment as requested in the Staff’s comment above.

10.	Please expand your discussion of the chart on page 26 to disclose the total number of patients observed in each year, from 2015 to 2018.

Response: We have expanded our discussion in the Offering Statement Amendment to include under the chart the total number of patients observed in each year, from 2015 to 2018.

11.	Please expand your discussion of the chart on page 27 to more clearly explain how patients’ self-tracking of daily weights has not proven to be effective in preventing episodes of decompensation. Please clarify what each dotted white line represents and label the vertical axis.

Response: We have expanded our discussion in the Offering Statement Amendment to address this Staff comment and we have clarified what each dotted white line in the figure represents. We note that the vertical axis is already labeled – “Hospitalization.”

12.	We note that you have included a link on page 27 to a study regarding the characterization of cardiac acoustic biomarkers in patients with heart failure. Please expand your discussion of the study to describe how the study was conducted and results observed to support your statement that early detection of signs related to acute worsening of heart failure through the use of heart sounds as a cardiac acoustic biomarker may provide insight regarding the timing of treatment interventions, leading to a decrease in hospitalizations.

Response: We have expanded our discussion in the Offering Statement Amendment of the referenced linked study.

Heart Monitoring, page 30

13.	Please revise your disclosure to provide support for your statement that your insertable cardiac monitor is able to listen to heart sounds and record electrocardiography (ECG) continuously for up to three years.

Response: We have revised our disclosure in the Offering Statement Amendment to provide support for the statement that our insertable cardiac monitor is able to listen to heart sounds and record electrocardiography (ECG) continuously for up to three years.

Our Development Highlights , page 32

14.	We note your disclosure that you signed a research agreement with Maastricht University for animal and human testing in 2019 and that 8 heart failure patient data was completed (non-invasive approach) in 2020. We also note that you are in discussions with nationally recognized heart failure clinics for planned human trials. Please expand your disclosure to include a discussion of any completed, on-going, or planned trials. To the extent any trials have been completed please include a discussion of the results observed.

Response: We have expanded our disclosure in the Offering Statement Amendment to address this Staff comment, to the extent that we have additional information to disclose at this time.

Our Intellectual Property Agreement with Jaeson Bang, page 33

15.	Please disclose the amount of the fee paid in connection with the Intellectual Property Agreement with Jaeson Bang.

Response: We have revised the disclosure in the Offering Statement Amendment to indicate that the Company’s intellectual property agreement with Jaeson Bang is royalty free. We have also attached a copy of the executed license agreement as Exhibit 6.3.

Our Intellectual Property, page 33

16.	We note that you have filed one patent application with the USPTO relating to the heart failure monitoring device technology. Please revise your disclosure to specify the type of patent you have applied for.

Response: We have revised our disclosure in the Offering Statement Amendment to specify that we have applied for a utility patent.

Government Regulation, page 34

17.	We note your disclosure that you plan to submit your insertable cardiac device for FDA review under a “Pre-Sub” in the second quarter of 2020 and for FDA approval under the 510k framework in the fourth quarter of 2020 or first quarter of 2021. Please revise your disclosure to clarify whether you have already filed a pre-submission with the FDA and whether you have received any feedback from the FDA.

Response: As requested, we have revised our disclosure in the Offering Statement Amendment to clarify that we have not filed a pre-submission with the FDA and have not received any feedback from the FDA.

Liquidity and Capital Resources, page 38

18.	On page 48 you note that in a liquidity event, which includes an initial public offering, holders of the SAFEs will be entitled to receive a portion of the proceeds from that liquidity event. Please quantify the amount due to holders of the SAFEs on the closing of this initial public offering. Also, quantify the amount due to the Crowd Note holders on the closing of this initial public offering. If these amounts are immaterial, please indicate such in revised disclosure.

Response: In the Offering Statement Amendment, we have revised our disclosure to reflect the fact that the SAFEs only convert on a firm commitment underwritten public offering, so they will not convert as a result of our Regulation A offering. With respect to the Crowd Notes, although the term “IPO” is not defined in the Crowd Notes, we do not intend to become a public company as a result of this Regulation A offering. That is, we do not intend to create a trading market for the common stock that we sell in this Regulation A offering and we intend to remain a private company.

Financial Statements

Income Statement for the periods ended June 30, 2020 and 2019, page F-3

19.	Please revise to present earnings per share on the face of the Income Statement and the related footnote disclosures under ASC 260-10-45 and 10-50, respectively. Also provide pro forma per share information to the extent the conversion of notes or other share issuances are factually supportable and directly attributable to this offering.

Response: We have revised our disclosure in the Offering Statement Amendment to comply with the Staff’s requests in the above comment. With respect to pro forma disclosure, we note that because there will not be any note conversions attributable to this offering, we have not provided any pro forma information.

Exhibit, page III-1

20.	We note that you have filed a Research Collaboration Agreement with Maastricht University as a material contract. Please describe the material terms of the agreement in the appropriate location of the offering statement.

Response: We have described the material terms of the Maastricht Research Collaboration Agreement in the Offering Statement Amendment under a new heading titled “Our Masstricht University Research Collaboration.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 727-470-3466 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ORACLE HEALTH, INC.

By:	/s/ Jaeson Bang
Jaeson Bang
CEO and president

cc:	Paul C. Levites